

February 5, 2010

By U.S. Mail and Facsimile to: (213) 386-6774

Lonny D. Robinson
Executive Vice President & Chief Financial Officer
Center Financial Corporation
3435 Wilshire Boulevard, Suite 700
Los Angeles, California 90010

Re: Center Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-50050

Dear Mr. Robinson:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

Sincerely,

Justin Dobbie
Attorney Advisor